東京青山・青木・狛法律事務所

The Prudential Tower
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Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.baker.net.com

RECEIVED

7001 SEP 17 P 1:55

SUPPL

September 4, 2007

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U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

07026453

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

· Notice of Repurchase of Own Shares from the Market dated September 4, 2007

Thank you very much for your attention.

Yours truly,

PROCESSED

SEP 21 2007

THOMSON
FINANCIAL

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
        THE BANK OF NEW YORK (with attachment)

Baker & McKenzie GJBJ Tokyo Aoyama Aoki Koma Law Office (Gaikokuho Joint Enterprise) is a member of Baker & McKenzie International, a Swiss Verein.

BELLUNA

RECEIVED

'07 SEP 17 P 1:25

September 4, 2007

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No.: 9997   1st Section of the Tokyo Stock Exchange

Notice of Repurchase of Own Shares from the Market
(Repurchase of own shares in accordance with Section 2 of Article 165 of the Corporate Law)

Under the resolution at the meeting of Board of Directors held on April 9, 2007, the Company repurchased its own shares at the market, pursuant to Section 3 of Article 165 of the Corporate Law applied *mutatis mutandis* to Article 156 of said law as described below.

Description

1. Period of repurchase: From August 1st to 31st, 2007
2. Number of shares repurchased: 448,050 shares
3. Total cost of repurchase: 568,903,900 yen
4. Method of repurchase: Repurchased at the Tokyo Stock Exchange

Note1: Details resolved at the Board of Directors' meeting held on April 9th, 2007
 - Type of shares to be repurchased: Common shares
 - Number of shares to be repurchased: 1,000,000 shares (maximum)
      (Rate to the number of outstanding shares: 1.77%)
 - Total value of shares to be repurchased: 1,800 million-yen (maximum)

Note2: Total number of shares and cost of the repurchase from April 9th, 2007, when Board of Directors' meeting was held, to August 31st, 2007 is as follows:
 - Total number of shares repurchased: 589,800 shares
 - Total value of shares repurchased: 789,858,300 yen

- END -

